Exhibit 99.1

The Hague, November 8, 2007

AEGON DELIVERS STRONG THIRD QUARTER OPERATIONAL PERFORMANCE

•	BUSINESS GROWTH DRIVES EARNINGS PERFORMANCE:

•	Net operating earnings up 2% to EUR 509 million* (up 7% in constant currency)

•	Net underlying operating earnings up 10% to EUR 531 million (up 15% in constant currency)

•	NET INCOME UP 47% TO EUR 541 MILLION:

•	Increase mainly due to higher operating earnings and additions to provisions for guarantees in 2006

•	STRONG INCREASE IN NEW LIFE SALES OF 12%; TOTAL DEPOSITS RISE 53%

•	PROFITABLE GROWTH AS VALUE OF NEW BUSINESS RISES 51% TO EUR 235 MILLION

•	REVENUE GENERATING INVESTMENTS UP 4% (CONSTANT CURRENCY: UP 11%)

PERFORMANCE INDICATORS

amounts in millions (except per share data)
		EUR
	Notes	Third quarter
		2007	2006	%	Constant currency exchange rates %
Net operating earnings*)		509	497	2	7

Net underlying operating earnings	1	531	483	10	15
Net income	2	541	367	47	52

Net operating earnings per share*)		0.30	0.29	3	7

Net income per share		0.31	0.21	48	57
Sales
New life sales	3	847	756	12	14
Total deposits	4	12,056	7,896	53	63

Value of new business (VNB)		235	156	51	55

Internal rate of return (IRR)	5	17.8%	14.8%

For notes see page 27

*	2007 is compared to pro forma data for 2006. These figures are presented after the change in accounting principles and after the change in definition of operating earnings to include AEGON’s share in net results of associates and exclude the effect of any movements in the fair value of guarantees, as would have been the case had AEGON The Netherlands’ hedge program been in place for those two years. Net income is, however, only affected by the change in the accounting principles. See also Table Financial Overview on page 3 and AEGON’s press release of July 24, 2007. See also page 36 of this press release for more details.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA) | Media Relations: +31 (0)70 344 83 44 (NL)

CHAIRMAN’S OVERVIEW

Commenting on developments during the third quarter, Donald J. Shepard, Chairman of AEGON’s Executive Board, stated:

“The increases we are reporting today in operating earnings, net income, value of new business and new life sales demonstrate the strong underlying performance of AEGON’s businesses.

“During the quarter, we made good progress in further strengthening AEGON’s distribution network in the United States, Asia and Europe with our acquisition of Merrill Lynch’s life insurance business, our new partnership with Taishin bank in Taiwan and a new joint venture in Spain with Caja Cantabria. In addition, our new license to begin operations in the southern province of Guangdong will further expand our presence in the rapidly developing Chinese market.

“The 12% increase in new life sales for the Group was the result of solid growth across all units. In AEGON’s Other Countries unit, new life sales doubled compared to the third quarter of 2006, due especially to strong sales in both Taiwan and Poland.

“In the United States, we achieved solid deposit growth with a 67% increase compared with the same period last year. The increase was primarily a result of strong production growth in our pension and institutional businesses. In Central and Eastern Europe, strong sales of pensions and mutual funds also contributed to a 53% increase in overall deposits for the Group.

“AEGON’s total revenue generating investments increased by 11% at constant currency exchange rates. This reflects the net growth of both our deposits and premium business, as well as market performance.

“AEGON experienced no impairments in its subprime investment holdings during the quarter. We continue to be confident with our position in the difficult US subprime market.

“Today we have announced that I will be stepping down as Chairman of the Executive Board at the next Annual General Meeting of Shareholders in April 2008, in keeping with AEGON’s customary retirement age. I am very pleased with the selection of Alex Wynaendts to succeed me and wish him every success in creating value for AEGON’s stakeholders in the years to come.”

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FINANCIAL OVERVIEW

amounts in millions
		EUR
		Third quarter
	Notes	2007	2006	%	2006	%
Operating earnings before tax by line of business	6		adjusted	(to adjusted )	pro forma	(to pro forma )
Life and protection		359	226	59	322	11
Individual savings and retirement products		146	111	32	111	32
Pensions and asset management		85	(203)	N.M.	135	(37)
Institutional products		58	76	(24)	76	(24)
Reinsurance		38	26	46	26	46
Distribution		8	2	N.M.	2	N.M.
General insurance		17	13	31	13	31
Other		0	1	N.M.	1	N.M.
Interest charges and other		(46)	(58)	(21)	(58)	(21)
Share in net results of associates		8	6	33	6	33

Operating earnings before tax		673	200	N.M.	634	6

Net operating earnings		509	193	164	497	2
Net underlying operating earnings		531	483	10	483	10

Net income		541	367	47	367	47

Operating earnings geographically
Americas		517	459	13	459	13
The Netherlands		80	(274)	N.M.	160	(50)
United Kingdom		67	57	18	57	18
Other countries		55	16	N.M.	16	N.M.
Holding and other activities		(45)	(54)	(17)	(54)	(17)
Eliminations		(1)	(4)	75	(4)	75

Operating earnings before tax		673	200	N.M.	634	6

SALES

	amounts in millions
	EUR
	Third quarter
	2007	2006	%	Constant currency exchange rates %
Gross deposits (on and off balance sheet)	12,056	7,896	53	63
Net deposits (on balance sheet)	(279)	(1,555)	82	81
New life sales
Life single premiums	3,794	3,683	3	3
Life recurring premiums annualized	467	388	20	25

Total recurring plus 1/10 single	847	756	12	14
New premium production accident and health insurance	166	186	(11)	(4)
New premium production general insurance	12	11	9	0

REVENUE GENERATING INVESTMENTS

amounts in millions
	EUR
	At Sept. 30 2007	At Sept. 30 2006%		Constant currency exchange rates %
Revenue generating investments (total)	374,426	360,346	4	11

Investments general account	139,269	141,157	(1)	7
Investments for account of policyholders	139,606	131,481	6	12
Off balance sheet investments third parties	95,551	87,708	9	19

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THIRD QUARTER 2007 GROUP HIGHLIGHTS

NET OPERATING EARNINGS

AEGON’s net operating earnings rose 2% in the third quarter to EUR 509 million, up from pro forma earnings of EUR 497 million over the same period last year. On a constant currency basis, the increase was 7%. The rise in net operating earnings was due mainly to strong business growth, partly offset by an increase in the Group’s effective tax rate.

OPERATING EARNINGS BEFORE TAX

AEGON’s operating earnings before tax increased by 6% in the third quarter (or 11% on a constant currency basis) to EUR 673 million, up from a pro forma figure of EUR 634 million over the same three-month period of 2006. Rising earnings were driven by strong underlying business growth, offset in part by currency factors and lower financial markets.

In the Americas, operating earnings before tax rose 21% to USD 712 million (or, in euro terms, up 13% to EUR 517 million). This increase was mainly the result of solid growth across most lines of business, as well as higher earnings from total return annuity products.

Operating earnings before tax in the Netherlands totaled EUR 80 million in the third quarter of 2007, compared with pro forma operating earnings of EUR 160 million last year. The decline in operating earnings was primarily the result of the lower contribution of fair valued investments. In addition, earnings for the third quarter of 2006 included a EUR 29 million one-off gain related to mortgage securitizations.

In the United Kingdom, operating earnings before tax rose 18% in the third quarter to GBP 46 million. This increase reflects continued strong growth in non-pension businesses such as annuities and individual protection.

AEGON’s Other Countries unit reported operating earnings before tax of EUR 55 million in the third quarter compared with EUR 16 million last year. This significant increase reflects strong earnings development across most lines of business in Central and Eastern Europe (CEE), Taiwan and Spain.

NET UNDERLYING OPERATING EARNINGS

AEGON is providing additional information on the expected long-term performance of certain investment classes in the Netherlands and in the Americas, as well as certain products containing guarantees carried at fair value by AEGON USA and AEGON Canada. This additional information appears as net underlying operating earnings. Net underlying operating earnings increased 10% (or 15% on a constant currency basis) to EUR 531 million. In the Americas fair value items showed an over-performance of USD 13 million. Fair value assets in the Netherlands underperformed by EUR 27 million.

NET INCOME

Net income increased 47% to EUR 541 million in the third quarter of 2007. Following the accounting change implemented earlier this year, net income in the third quarter of 2006 was adjusted and includes the impact of significant additions to the provisions for guarantees in the Netherlands.

Third quarter net income includes net gains on investments of EUR 61 million. Net gains on the sale of both fixed income and equity investments, amounted to EUR 162 million, primarily due to the sale of equities in the Netherlands. Third quarter figures also include a EUR 95 million negative impact from fair value movements of

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guarantees net of hedging results in the Netherlands. Most of this amount stems from increased equity market volatility. The implementation of hedges of interest rate risks associated with guarantees in the Netherlands has been successfully completed.

Impairments in the third quarter totaled EUR 62 million for the Group, compared to EUR 23 million last year. AEGON did not experience impairments to its subprime mortgage investments.

SALES

Overall new life sales rose by 12% in the third quarter of 2007 to EUR 847 million, a reflection of robust underlying sales trends across all AEGON’s operating regions.

In the Americas, new life sales in the third quarter totaled USD 320 million, lower than the same period last year when sales included a one-off single premium BOLI/COLI case worth of USD 1 billion. Retail life sales increased by 24% and reinsurance sales went up 39% this quarter compared to the same period last year. Total new life sales in The Netherlands increased by 36% driven by group pension sales. In the United Kingdom meanwhile sales grew 12% compared with the third quarter last year, primarily as a result of higher sales of group pensions and annuities. New life sales in Other Countries doubled to EUR 99 million, driven by a strong increase in sales of unit-linked products in both Taiwan and Poland.

Total gross deposits for the Group increased by 53% compared to the third quarter of 2006. In the Americas all product lines contributed to 67% growth in gross deposits. In particular, the institutional, pension and asset management businesses realized strong production growth. The institutional business captured some temporary opportunities, offered by the dislocation of financial markets during the third quarter, which led to extraordinary high new business activity. Net deposits in the Americas improved significantly due mainly to higher net deposits in institutional products and pensions, as well as lower outflows in fixed annuities.

Deposits of pensions and asset management products, as well as retail mutual funds, in CEE showed continued strong growth.

REVENUE GENERATING INVESTMENTS

Total revenue generating investments, at the end of September 2007, amounted to EUR 374 billion, up from EUR 360 billion at the end of the third quarter 2006. AEGON’s total revenue generating investments increased by 11% at a constant currency basis reflecting net growth of our inforce portfolio (both deposits and premium business) and market performance.

VALUE OF NEW BUSINESS (VNB)

AEGON continues to make significant progress towards meeting its 2010 VNB targets. The VNB for the third quarter of 2007 amounted to EUR 235 million, an increase of 51% compared to the third quarter last year. The Americas and the UK showed good growth in VNB of 56% and 29%, respectively. The developing markets, outside the three main, established country units, accounted for 24% of total third quarter VNB, compared to 17% last year, a result of significant increases in VNB in Spain, Taiwan and CEE.

In the Americas, VNB in the third quarter of 2007 rose 65% in USD terms, reflecting both higher margins and volumes in the institutional, pension and life business, the inclusion of retail mutual funds and continued VNB growth of the reinsurance business. The institutional business contributed exceptionally to the VNB increase driven by extraordinary high new business activity during the quarter.

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The internal rate of return on new business of 17.8% continues to be well in excess of the internal hurdle rate of 11%, mostly driven by Other Countries.

STRATEGIC BUSINESS INITIATIVES

As part of the Group’s global growth initiatives, Pensions, Distribution and International expansion AEGON is continually pursuing new initiatives and investments that fit its strategy.

AEGON and Merrill Lynch will form a strategic business relationship in the areas of insurance and investment products in the USA. As part of this relationship, AEGON has signed an agreement to acquire Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York for USD 1.3 billion in cash. The purchase price includes excess surplus of approximately USD 425 million. The transaction is expected to close before the end of the fourth quarter of 2007, subject to customary regulatory approvals and closing conditions. This acquisition is in line with AEGON’s strategy to develop alliances with strong distribution partners. This new relationship will place AEGON in a position of strength in the sales of variable annuities within the wirehouse distribution channel.

Continuing its expansion throughout China’s densely-populated and fast-growing coastal provinces, AEGON-CNOOC Life Insurance Company Ltd. has received a license from the China Insurance Regulatory Commission (CIRC) to begin life insurance activities in the country’s southern Guangdong province. The AEGON-CNOOC branch in the city of Guangzhou will offer a comprehensive range of life and accident and health products through a broad range of distribution channels, including banks, tied agents, brokers and direct marketing.

AEGON and Spanish savings bank Caja de Ahorros de Santander y Cantabria (“Caja Cantabria”) have reached an agreement to establish a jointly owned bancassurance partnership. The new partnership will sell AEGON life insurance and pension products through Caja Cantabria’s network of branches, located primarily in the northern Spanish province of Cantabria (Santander). The agreement will further strengthen AEGON’s bancassurance capabilities in Spain’s rapidly growing life insurance and pension markets, and will allow Caja Cantabria to extend the range of products it is able to offer its customers. The agreement will complement AEGON’s existing partnerships in Spain with Caja de Ahorros del Mediterráneo, Caja de Ahorros y Monte de Piedad de Navarra and Caja de Badajoz. With this latest agreement, AEGON now has access to almost 1,800 bank branches across Spain.

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AMERICAS - EARNINGS

amounts in millions

		USD			EUR
		Third quarter			Third quarter
	Notes	2007	2006	%	2007	2006
Operating earnings before tax by line of business	6
Life		228	189	21	166	148
Accident and health		113	120	(6)	82	94

Life and protection		341	309	10	248	242
Fixed annuities		129	87	48	94	68
Variable annuities		62	42	48	45	32
Retail mutual funds		4	(2)	N.M.	3	(2)

Individual savings and retirement products		195	127	54	142	98
Pensions and asset management		44	22	100	32	17
Institutional guaranteed products		62	81	(23)	44	63
BOLI/COLI		19	17	12	14	13

Institutional products		81	98	(17)	58	76
Reinsurance		52	34	53	38	26
Share in net results of associates		(1)	0	N.M.	(1)	0

Operating earnings before tax		712	590	21	517	459
Net operating earnings		499	448	11	362	350
Net underlying operating earnings		491	458	7	357	358

Revenues
Life insurance gross premiums		2,668	2,873	(7)	1,943	2,263
Accident and health insurance		638	622	3	463	486

Total gross premiums		3,306	3,495	(5)	2,406	2,749
Investment income		1,889	1,794	5	1,372	1,402
Fee and commission income		349	295	18	253	231
Other revenues		9	0	N.M.	7	0

Total revenues		5,553	5,584	(1)	4,038	4,382

Commissions and expenses		1,180	1,104	7	856	863
of which operating expenses		536	503	7	390	394

AMERICAS - SALES

amounts in millions
		USD			EUR
		Third quarter			Third quarter
		2007	2006	%	2007	2006
New life sales		320	332	(4)	233	261
Gross deposits (on and off balance)		14,919	8,933	67	10,855	6,958
New life sales
Life single premiums		481	1,226	(61)	350	978
Life recurring premiums annualized		272	209	30	198	163

Total recurring plus 1/10 single		320	332	(4)	233	261
Life		191	154	24	139	120
BOLI/COLI		40	114	(65)	29	91
Reinsurance		89	64	39	65	50

Total recurring plus 1/10 single		320	332	(4)	233	261
New premium production accident and health insurance		221	223	(1)	161	174

Gross deposits (on and off balance)
Fixed annuities		493	411	20	363	323
Variable annuities		934	828	13	678	646
Retail mutual funds		638	635	0	462	495
Pensions and asset management		3,250	2,337	39	2,358	1,815
Institutional guaranteed products		9,601	4,720	103	6,992	3,678
Reinsurance		3	2	50	2	1

Total gross deposits		14,919	8,933	67	10,855	6,958

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THE AMERICAS

•	Value of new business up 65% from third quarter 2006 to USD 150 million

•	Internal rate of return on new business increases to 13.7%

•	Strong retail standardized life sales - up 24% to USD 191 million

•	Net operating earnings up 11% to USD 499 million

•	Total revenue generating investments rise 12% to USD 311 billion compared to third quarter 2006

OPERATING EARNINGS BEFORE TAX

Operating earnings before tax amounted to USD 712 million in the third quarter of 2007, 21% higher than in the same period last year. The primary driver for the increase is strong organic growth across almost all lines of business.

Life and protection

Operating earnings increased by 10% to USD 341 million over the third quarter 2006. Earnings were primarily driven by organic growth on the life business, better performance of fair value assets, offset by a modest reduction in accident and health due to favorable claims experience in 2006.

Individual savings and retirement

Operating earnings before tax of USD 195 million in the third quarter of 2007 increased 54% over third quarter 2006. Increased earnings on total return annuities and a stronger performance of fair value assets were the main drivers of the growth in earnings. Also, strong organic growth in the retail variable annuity and mutual fund businesses contributed to the earnings increase. In the fixed annuity business net flows improved and product spreads remained stable.

Pensions and asset management

Operating earnings increased USD 22 million to USD 44 million from the third quarter 2006. Continued organic growth, driven by strong production and favorable market growth, is the primary source of increased earnings.

Institutional products

Operating earnings of USD 81 million for the third quarter of 2007 were USD 17 million lower than third quarter 2006. Growth of the business was more than offset by the less favorable performance of certain fair value asset strategies.

Reinsurance

Operating earnings of USD 52 million for the third quarter of 2007 were 53% higher compared to last year. The increase was mainly the result of higher earnings from growth of the in-force business.

COMMISSIONS AND EXPENSES

Commissions and expenses rose by USD 76 million to USD 1,180 million. This is primarily driven by increased commissions in the life and reinsurance lines of business. Third quarter 2007 operating expenses totaled USD 536 million, an increase of 7% compared with the same period last year. This increase was primarily the result of the inclusion of Clark Inc. and increased business development costs.

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NET OPERATING EARNINGS

Net operating earnings rose 11% to USD 499 million. The effective tax rate for the third quarter of 2007 was 30% compared to 24% for the third quarter of 2006. The primary reason for the difference was a tax benefit in the third quarter of 2006.

REVENUES

Total revenues of USD 5.6 billion were in line with revenues in the third quarter of 2006. Investment income increased 5% to USD 1.9 billion and fee and commission income increased 18% to USD 349 million. Life premiums were down USD 205 million, or 7% over the third quarter of 2006, which included the premium of a BOLI case of USD 1 billion.

SALES

New life sales in the third quarter of 2007 totaled USD 320 million. Retail life sales increased 24% and reinsurance sales went up 39% this quarter compared to the same period last year. The comparable quarter last year included a single premium BOLI/COLI case of USD 1 billion. Deposits of USD 14.9 billion were up 67% in the third quarter of 2007 compared to last year due to growth in all product lines, but particularly in institutional products and pensions.

Life and protection

New life sales for retail products were USD 191 million during the third quarter of 2007, up 24% when compared to the same period last year. Accident and health new premium production of USD 221 million remained flat compared to the third quarter of 2006.

Individual savings and retirement

Total individual savings and retirement deposits of USD 2.1 billion for the third quarter of 2007 increased by 10%, compared to the same period in 2006. Both fixed and variable annuity sales were up during the quarter. Fixed annuity sales were up 20% over third quarter 2006 to USD 493 million as a result of both a special marketing campaign and a more favorable yield curve. Variable annuity sales of USD 934 million increased 13% over the same period last year as a result of the continued expansion of our wholesaling team, while mutual fund sales of USD 638 million were flat.

Pensions and asset management

Pension deposits grew to USD 2.7 billion, an increase of 38%, compared to third quarter 2006 levels. Third party asset management sales increased 42% to USD 582 million during the third quarter of 2007.

Institutional products

Sales of institutional guaranteed spread-based products totaled USD 3.6 billion during the third quarter, an increase of USD 445 million, or 14%, compared with the third quarter of 2006. Sales of institutional fee-based products reached USD 6.0 billion, up from USD 1.6 billion during third quarter 2006. The institutional business captured some temporary opportunities, offered by the dislocation of financial markets during the third quarter, which led to extraordinary high new business activity. Sales of BOLI/COLI products decreased USD 74 million to USD 40 million.

Reinsurance

Reinsurance new life sales totaled USD 89 million, up USD 25 million, or 39% over third quarter of 2006.

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VALUE OF NEW BUSINESS

VNB in the third quarter of 2007 rose by 65% to USD 150 million, reflecting both higher margins and volumes in the institutional, pension and life business, the inclusion of retail mutual funds and continued VNB growth of the reinsurance business. The institutional business contributed exceptionally to the VNB increase driven by extraordinary high new business activity during the quarter. The internal rate of return (IRR) on new business during the third quarter of 2007 increased to 13.7%.

Please refer to page 25 for more detailed information on value of new business.

REVENUE GENERATING INVESTMENTS

Total revenue generating investments, at the end of September 2007, amounted to USD 311 billion, up 12% compared to the end of the third quarter 2006. This reflects an increase in revenue generating investments across almost all lines of business and in particular in Institutional products, Pensions and Variable annuities.

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THE NETHERLANDS - EARNINGS

amounts in millions
		EUR
		Third quarter
	Notes	2007	2006	%	2006	%
Operating earnings before tax by line of business	6		adjusted	(to adjusted)	pro forma	(to pro forma)
Life		49	(45)	N.M.	51	(4)
Accident and health		12	10	20	10	20

Life and protection		61	(35)	N.M.	61	0
Individual savings and retirement products		3	14	(79)	14	(79)
Pensions and asset management		3	(261)	N.M.	77	(96)
Distribution		7	1	N.M.	1	N.M.
General insurance		6	6	0	6	0
Share in net results of associates		0	1	N.M.	1	N.M.

Operating earnings before tax		80	(274)	N.M.	160	(50)
Net operating earnings		67	(180)	N.M.	124	(46)
Net underlying operating earnings		94	101	(7)	101	(7)

Revenues
Life insurance gross premiums		692	567	22
Accident and health insurance		36	33	9
General insurance		90	92	(2)

Total gross premiums		818	692	18
Investment income		553	517	7
Fee and commission income		107	87	23

Total revenues		1,478	1,296	14

Commissions and expenses		258	243	6
of which operating expenses		185	165	12

THE NETHERLANDS - SALES

		amounts in millions
	EUR
	Third quarter
	2007	2006	%
New life sales	72	53	36
Gross deposits (on and off balance)	728	637	14
New life sales
Life single premiums	449	284	58
Life recurring premiums annualized	27	25	8

Total recurring plus 1/10 single	72	53	36
Life	21	24	(13)
Pensions	51	29	76

Total recurring plus 1/10 single	72	53	36
New premium production accident and health insurance	3	11	(73)
New premium production general insurance	6	6	0

Gross deposits (on and off balance)
Pensions and asset management	81	109	(26)
Saving products	647	528	23

Total gross deposits	728	637	14

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THE NETHERLANDS

•	Value of new business amounted to EUR 11 million

•	The internal rate of return on new business amounted to 9.8%

•	New life sales up 36% to EUR 72 million, driven by strong group pension sales

•	Net operating earnings of EUR 67 million, compared to EUR 124 million (pro forma) in the third quarter of 2006

•	Total revenue generating investments amounted to EUR 69.4 billion at September 30, 2007, including the assets of OPTAS, up from EUR 64.8 billion at the end of the third quarter 2006

OPERATING EARNINGS BEFORE TAX

Operating earnings before tax amounted to EUR 80 million in the third quarter of 2007, compared to pro forma operating earnings of EUR 160 million over the same period last year. The decline in operating earnings is primarily the result of a lower contribution of fair value investments of EUR 50 million. Also, operating earnings in the third quarter of 2006 included a one-off gain of EUR 29 million related to the securitization of mortgages. Earnings were positively impacted by the inclusion of Unirobe and OPTAS. The remainder is primarily the result of lower investment returns.

Life and protection

Operating earnings for the life business totaled EUR 49 million in the third quarter of 2007, in line with EUR 51 million in the same period in 2006. In 2007 investment returns were lower, while earnings in 2006 included positive one-off mortgage securitization gains of EUR 29 million. Operating earnings before tax from accident and health increased to EUR 12 million, up from EUR 10 million in the third quarter of 2006.

Individual savings and retirement products

Operating earnings from the individual savings business decreased to EUR 3 million in the third quarter of 2007, compared to EUR 14 million last year as a result of higher expenses and lower interest margins. Expenses increased mainly due to the repositioning of AEGON Bank, increased sales activities and higher allocation of distribution expenses.

Pensions and asset management

The pensions and asset management businesses reported operating earnings of EUR 3 million in the third quarter, compared to EUR 77 million last year. The decline in earnings is mainly the result of a EUR 34 million lower contribution of fair value investments and lower investment returns. Earnings were positively impacted by the inclusion of OPTAS.

Distribution

Operating earnings for the distribution business rose to EUR 7 million, up from EUR 1 million for the comparable period, primarily as a result of the contribution to earnings of Unirobe, an independent distribution business, fully consolidated since the fourth quarter of 2006. Unirobe and Meeùs, another major insurance distribution business, have been successfully integrated.

General insurance

Operating earnings from general insurance amounted to EUR 6 million in the third quarter of 2007. Investment income was up, but expenses increased due to investments in internet based applications for the intermediary channel.

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COMMISSIONS AND EXPENSES

Commissions and expenses rose 6% to EUR 258 million in the third quarter of 2007. Operating expenses increased EUR 20 million to EUR 185 million, due to the consolidation of Unirobe and the acquisition of OPTAS.

NET OPERATING EARNINGS

Net operating earnings decreased to EUR 67 million, down from EUR 124 million in the same period last year. Operating earnings were down, but the decline in the effective tax rate in the third quarter of 2007 had a positive contribution.

REVENUES

Life insurance gross premiums increased 22% mainly as a result of higher pension premiums and continued better persistency in the life and higher renewals in the pension business. Accident and health insurance premiums increased due to higher WIA premiums in the third quarter of 2007. General insurance premiums were in line with last year, a reflection of lower sales and improved lapse rates. Investment income was up 7%, partially due to the inclusion of OPTAS. Revenues from the distribution business rose primarily as a result of the consolidation of Unirobe. Improved renewal rates and persistency across all business lines are supported by improved customer and broker satisfaction.

SALES

Total new life sales increased 36% as a result of higher group pension sales in both the institutional and intermediary channel, partially offset by a decrease in life sales mainly due to lower unit-linked sales.

Life and protection

Sales of life products decreased 13% to EUR 21 million due to a decrease of unit-linked sales, partly offset by growth in immediate annuities and mortgage related products. The decline in accident and health production was mainly due to lower sales of the new disability product (WIA), successfully introduced in 2006 after reform in Dutch government legislation. WIA sales were in line with management expectations in the third quarter of 2007.

Individual savings and retirement products

Deposits in the “Levensloop” product, introduced in 2006, proved to be recurring and amounted to EUR 31 million in the third quarter of 2007, bringing the total amount now deposited at EUR 199 million.

Pensions and asset management

Sales of pensions increased 76% to EUR 51 million in the third quarter of 2007, a result of strong group pension sales, both to corporate and institutional clients and through the intermediary channel. Sales of managed assets amounted to EUR 81 million, a decrease compared to sales of EUR 109 million in the third quarter of 2006.

General insurance

New premium production for general insurance was in line with EUR 6 million mainly due to the focus on writing profitable business in this competitive market.

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VALUE OF NEW BUSINESS

The value of new business (VNB) for the third quarter of 2007 amounted to EUR 11 million. The internal rate of return (IRR) amounted to 9.8% for the third quarter of 2007 and 11.0% for the first nine months of 2007. The increase in the IRR to 11%, from 9.4% in the first nine months of 2006, is the result of changes in the mix of sales.

Please refer to page 25 for more detailed information on VNB.

REVENUE GENERATING INVESTMENTS

Total revenue generating investments, at the end of September 2007, amounted to EUR 69.4 billion including the assets of OPTAS, up from EUR 64.8 billion at the end of the third quarter 2006.

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UNITED KINGDOM - EARNINGS

				amounts in millions

	GBP			EUR
	Third quarter			Third quarter
	2007	2006	%	2007	2006
Operating earnings before tax by line of business
Life and protection	12	5	140	18	8
Pensions and asset management	32	33	(3)	47	48
Distribution	1	1	0	1	1
Share in net results of associates	1	0	N.M.	1	0

Operating earnings before tax	46	39	18	67	57
Net operating earnings	40	30	33	58	45

Revenues
Life insurance gross premiums	1,857	1,869	(1)	2,727	2,736
Investment income	449	413	9	660	604
Fee and commission income	58	42	38	86	62

Total revenues	2,364	2,324	2	3,473	3,402

Commissions and expenses	164	158	4	240	232
of which operating expenses	95	96	(1)	139	140

UNITED KINGDOM - SALES

				amounts in millions

	GBP			EUR
	Third quarter			Third quarter
	2007	2006	%	2007	2006
New life sales	302	269	12	443	393
Gross deposits (on and off balance)	183	119	54	269	176
New life sales
Life single premiums	1,838	1,578	16	2,702	2,309
Life recurring premiums annualized	118	111	6	173	162

Total recurring plus 1/10 single	302	269	12	443	393
Life	67	43	56	98	63
Pensions	235	226	4	345	330

Total recurring plus 1/10 single	302	269	12	443	393

Gross deposits (on and off balance)
Pensions and asset management	183	119	54	269	176

Total gross deposits	183	119	54	269	176

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UNITED KINGDOM

•	Value of new business for the third quarter increased by 29% to GBP 40 million

•	The internal rate of return on new business improved to 12.8% in the third quarter

•	New life sales up 12% to GBP 302 million, driven by sales of group pension and annuities

•	Net operating earnings up 33% to GBP 40 million

•	Total revenue generating investments increased by 11% to GBP 52.3 billion

OPERATING EARNINGS BEFORE TAX

Operating earnings rose 18% in the third quarter of 2007 to GBP 46 million. This increase reflects continued strong growth in non-pension businesses such as annuities and individual protection. Lower surrender penalties and lower bond markets partly offset the impact of higher equity markets on fund-related charges of the pension business during the third quarter of 2007.

Life and protection

Operating earnings for life and protection products totaled GBP 12 million in the third quarter, up from GBP 5 million. This significant increase was primarily the result of growth of the annuity business.

Pensions and asset management

Operating earnings for pensions and asset management amounted to GBP 32 million, in line with the third quarter of 2006. In the third quarter of 2007, lower surrender penalties and lower bond values more than offset the impact of higher equity markets on fund related charges.

Distribution

In the third quarter of 2007, operating earnings for the distribution business amounted to GBP 1 million, compared to GBP 1 million in the third quarter last year. While the business continued its growth in income and registered individuals, higher commission income was offset by higher regulatory and recruitment expenses.

COMMISSIONS AND EXPENSES

Total commissions and expenses in the third quarter rose 4% to GBP 164 million, reflecting the growth of the distribution businesses. Operating expenses decreased by 1% to GBP 95 million, a result primarily of lower benefit expenses in the third quarter of 2007 and lower deferral of expenses in 2006, offset by investments to strengthen AEGON UK’s asset management capabilities.

NET OPERATING EARNINGS

Net operating earnings in the third quarter of 2007 increased by 33% to GBP 40 million.

REVENUES

In the third quarter of 2007, life insurance gross premiums amounted to GBP 1.9 billion, down 1% compared to last year. Pension and asset management premiums declined by 6% to GBP 1.5 billion in the third quarter of 2007. Life premiums increased by 27% to GBP 367 million, a reflection of strong growth in single premium annuity sales and continued sales of regular premium individual protection products.

SALES

Total new life sales went up 12% to GBP 302 million in the third quarter. Sales of annuities, protection products and investment bonds represented 34% of total new life sales.

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Life and protection

Sales of life and protection products amounted to GBP 67 million, an increase of 56% from the third quarter of 2006, driven by continued strong sales of annuities and individual protection. Of the total, GBP 3 million in new life sales in the third quarter of 2007 related to bulk annuities.

Pensions and asset management

Sales of pensions grew by 4% in the third quarter to GBP 235 million, driven by higher sales of group pension and investment bonds, offset by a decline in sales of individual pensions. Both sales of retail mutual funds and managed assets increased during the quarter and total asset management sales reached GBP 183 million compared to GBP 119 million last year.

VALUE OF NEW BUSINESS

The value of new business (VNB) increased 29% in the third quarter to GBP 40 million compared to GBP 31 million last year, as a result of higher volumes and improved margins in the pension business. The internal rate of return (IRR) on new business improved to 12.8%. The increase in the IRR is primarily the effect of margin improvements in the pension business. Please refer to page 25 for more detailed information on VNB.

REVENUE GENERATING INVESTMENTS

Total revenue generating investments, at the end of September 2007, amounted to GBP 52.3 billion, up from GBP 46.9 billion at the end of the third quarter 2006. The increase of 11% is mainly due to net inflows and investment returns.

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OTHER COUNTRIES - EARNINGS

			amounts in millions
		EUR
		Third quarter
	Notes	2007	2006	%
Operating earnings before tax by line of business	6
Life		30	10	200
Accident and health		2	1	100

Life and protection		32	11	191
Saving products		0	(1)	N.M.
Mutual funds		1	0	N.M.

Individual savings and retirement products		1	(1)	N.M.
Pensions and asset management		3	(7)	N.M.
General insurance		11	7	57
Other		0	1	N.M.
Share in net results of associates		8	5	60

Operating earnings before tax		55	16	N.M.

Net operating earnings		39	11	N.M.

Revenues
Life insurance gross premiums		572	365	57
Accident and health insurance		16	16	0
General insurance		34	29	17

Total gross premiums		622	410	52
Investment income		68	55	24
Fee and commission income		22	12	83
Other revenues		0	1	N.M.

Total revenues		712	478	49

Commissions and expenses		81	82	(1)
of which operating expenses		44	39	13

OTHER COUNTRIES - SALES

			amounts in millions
		EUR
		Third quarter
		2007	2006	%
New life sales		99	49	102
Gross deposits (on and off balance)		204	125	63

New life sales
Life single premiums		293	112	162
Life recurring premiums annualized		69	38	82

Total recurring plus 1/10 single		99	49	102

Life		99	48	106
Saving products		0	1	N.M.

Total recurring plus 1/10 single		99	49	102

New premium production accident and health insurance		2	1	100
New premium production general insurance		6	5	20

Gross deposits (on and off balance)
Variable annuities		1	1	0
Retail mutual funds		50	29	72
Pensions and asset management		153	95	61

Total gross deposits		204	125	63

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OTHER COUNTRIES

•	Value of new business more than doubles to EUR 57 million

•	Value of new business in Other countries accounts for 24% of the total Group VNB

•	New life sales doubled to EUR 99 million in the third quarter

•	Successful start of mandatory pension fund in Romania and voluntary pension funds in the Czech Republic and Slovakia

•	Net operating earnings strongly increased to EUR 39 million

•	Revenue generating investments amount to EUR 10.8 billion, up 54% compared to third quarter 2006

OPERATING EARNINGS BEFORE TAX

Operating earnings before tax in Other countries amounted to EUR 55 million in the third quarter compared to EUR 16 million last year. This significant increase reflects strong earnings development in most lines of business in Central and Eastern Europe (CEE), Spain and Taiwan.

Life and protection

Total operating earnings from life and protection from Other countries amounted to EUR 32 million in the third quarter of 2007, compared to EUR 11 million in 2006. This mainly reflects higher earnings in CEE, due to the fast growing life book in Poland and favorable technical and expense results in Hungary. Also, good investment performance and higher sales volumes in Taiwan contributed positively to operating earnings.

Pensions and asset management

Operating earnings from pensions and asset management in the third quarter totaled EUR 3 million, compared to an operating loss of EUR 7 million in 2006. The strong improvement in operating earnings is the result of lower acquisition costs in the Slovakian pension business, the inclusion of pension fund PTE AEGON Poland and increased pension assets under management in Hungary.

General insurance

AEGON Hungary, the only unit within Other countries to sell general insurance, experienced favorable technical results and a one-off gain on reinsurance. This led to a 57% increase in operating earnings before tax to EUR 11 million for general insurance business in the third quarter.

Associates

AEGON’s share in the profit of associates amounted to EUR 8 million (after tax) in the third quarter, compared to EUR 5 million over the same period last year. This line includes profit from AEGON’s partnership with Caja de Ahorros del Mediterráneo (CAM, in which AEGON holds a 49.99% interest) and the Group’s 35% stake in La Mondiale Participations.

COMMISSIONS AND EXPENSES

Commissions and expenses in the third quarter of 2007 were level at EUR 81 million with the comparable quarter in 2006. Increased deferred expenses in both Taiwan and CEE offset higher commissions reflecting higher sales volumes. Operating expenses increased mainly in CEE, due to investments in the mortgage business in Hungary and the inclusion of pension fund management company PTE AEGON Poland.

NET OPERATING EARNINGS

Net operating earnings increased to EUR 39 million, up from EUR 11 million in the third quarter of 2006. The effective tax rate in the third quarter of 2007 was 29%.

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REVENUES

Life premiums increased 57% in the third quarter of 2007 compared to the same period last year, driven by single premium life sales in Poland and Taiwan. Investment income also rose, reflecting a growing book of business in all regions. Fee and commission income increased mainly as a result of the growth in off-balance sheet assets under management in CEE.

SALES

Life and protection

New life sales in Other Countries totaled EUR 99 million in the third quarter, an increase of 102% compared to last year.

New life sales in Taiwan increased by 252% to NTD 2.2 billion (EUR 50 million) in the third quarter, driven by strong unit-linked sales. Sales of products with health riders were exceptionally strong preceding mandatory regulatory changes. Unit-linked sales accounted for 58% of total new life sales in the first nine months of 2007.

In Central and Eastern Europe, new life sales totaled EUR 34 million in the third quarter, a considerable increase from EUR 18 million over the same period of 2006. Sales of single premium life insurance more than doubled to EUR 188 million during the quarter, supported by strong equity markets. Recurring premium sales also showed a strong increase compared with the third quarter last year totaling to EUR 15 million, a result of various successful distribution initiatives in the broker channel and the tied agent network across the region, particularly in Poland.

In the third quarter, new life sales in Spain increased to EUR 13 million, up from EUR 9 million, reflecting bancassurance sales through AEGON’s joint ventures with Caja de Badajoz and Caja Navarra. The partnership with CAM saw a decrease of 34% in new life sales to EUR 26 million (on a 100% basis), while premium income for the partnership with CAM amounted to EUR 94 million (on a 100% basis) in the third quarter of 2007. The partnership with CAM is not consolidated in AEGON’s accounts. AEGON includes its share in the earnings from CAM in the line share in net results of associates.

Pensions and asset management

Pension and asset management sales in Other Countries amounted to EUR 153 million in the third quarter of 2007, up from EUR 95 million last year. The increase is a reflection of strong pension fund sales in Hungary and the inclusion of the newly acquired Polish pension fund management company PTE AEGON Poland. The total number of pension fund participants in CEE increased to 1.24 million at the end of the third quarter.

General insurance

New premium production general insurance for the third quarter of 2007 increased 20% against the comparable period in 2006, mainly driven by household and motor insurance. Hungary is the only country unit within Other Countries to sell general insurance.

VALUE OF NEW BUSINESS

The value of new business (VNB) from Other countries amounted to EUR 57 million in the third quarter, up from EUR 27 million over the same period last year, accounting for 24% of the total VNB for the Group. This reflects increased sales of unit-linked products in Taiwan and continued strong life sales in Poland. Strong pension, mutual fund and mortgage sales in Hungary together with increases of new business sold through the bancassurance partnerships in Spain also added to the increase in VNB. Other European countries (Spain and France) accounted for 23% of the VNB coming from Other countries, while CEE and Asia accounted for 35% and 42% respectively.

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Other European Countries reported an internal rate of return in the third quarter of 37.1%. This reflects particularly high rates of return from AEGON’s bancassurance partnerships in Spain. In CEE, the IRR rose in the third quarter to 49.6%. In Asia, the IRR, however, declined to 14.7%, due to a change in economic assumptions and the product mix in Taiwan.

Please refer to page 25 for more detailed information on VNB.

REVENUE GENERATING INVESTMENTS

Total revenue generating investments, at the end of September 2007, amounted to EUR 10.8 billion, up from to EUR 7.0 billion at the end of the third quarter 2006. The 54% increase in revenue generating investments was mainly the result of pension production, mutual fund and asset management sales in Hungary, single premium life sales in Poland and growth of the Taiwanese life business, as well as of the inclusion the newly acquired pension fund management company PTE AEGON Poland.

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REPORT OF AEGON N.V.

CAPITAL AND FUNDING

Shareholders’ equity at September 30, 2007 totaled EUR 16.3 billion, a decrease of EUR 2.3 billion or 13% compared to December 31, 2006 (adjusted for the change in accounting principles). The positive impact of EUR 1.9 billion from net income in the first three quarters of 2007 was more than offset by a decrease in revaluation reserves of EUR 1.6 billion, higher interest rates negatively impacted the valuation of bonds. Negative foreign currency translation effects totaled EUR 1 billion and dividends, coupons and repurchased own shares, amounting to EUR 1.7 billion, also depressed shareholders’ equity.

AEGON applies leverage tolerances to its capital base which reflects the capital employed in its core activities and consists of three elements: shareholders’ equity, capital securities, and dated subordinated and senior debt.

AEGON aims to ensure that shareholders’ equity accounts for at least 70% of its overall capital base (excluding the revaluation reserve), capital securities 25%, and dated subordinated and senior debt a maximum of 5%.

At the end of September 2007 shareholders’ equity represented 72% of AEGON’s total capital base, above target levels. Group equity, which includes other equity instruments (such as perpetual capital securities) and minority interests, represented 93% of total capital*.

In September 2007 AEGON completed an SEC registered offering of USD 1 billion of 7.25% Perpetual Capital Securities. The proceeds will be used for general corporate purposes and will further strengthen the quality of AEGON’s capital base.

SHARE REPURCHASE PROGRAM OF EUR 1 BILLION

As part of the Group’s broader capital management strategy, AEGON has announced a share repurchase program on August 9, 2007. The Group plans to repurchase EUR 1 billion worth of its own common shares before the end of December 2007. The total number of common shares repurchased under this program up to and including November 2, 2007 is 50,550,000 shares for a total consideration of EUR 683,174,444. This represents approximately 68.3% of the repurchase program.

INTEREST CHARGES AND OTHER

Interest charges and other amounted to EUR 46 million in the third quarter of 2007 compared to EUR 58 million in the third quarter of 2006.

FINANCIAL SUPPLEMENT

AEGON’s third quarter financial supplement is available on the Group’s corporate website www.aegon.com.

*	All ratios are calculated excluding the revaluation reserve.

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UNDERLYING OPERATING EARNINGS

NET UNDERLYING OPERATING EARNINGS GEOGRAPHICALLY

			amounts in millions
		EUR
		Third quarter
	Notes	2007	2006	%
Americas		357	358	(0)
The Netherlands		94	101	(7)
United Kingdom		58	45	29
Other countries		39	11	N.M.
Holding and other activities		(17)	(32)	47

Net underlying operating earnings	6	531	483	10

OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS

			amounts in millions
		EUR
		Third quarter
		2007	2006	%
Operating earnings before tax		673	634	6
(Over) / under performance of fair value items - Americas		(9)	13	N.M.
(Over) / under performance of fair value items - The Netherlands		27	(23)	N.M.

Underlying operating earnings		691	624	11

Net underlying operating earnings		531	483	10

AMERICAS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS

			amounts in millions
		USD
		Third quarter
		2007	2006	%
Over / (under) performance of fair value items by line of business
Life and protection		14	3	N.M.
Individual savings and retirement products		27	(24)	N.M.
Pensions and asset management		3	2	50
Institutional products		(33)	6	N.M.
Reinsurance		2	(2)	N.M.

Total over / (under) performance of fair value items		13	(15)	N.M.

Total over / (under) performance of fair value items in EUR		9	(13)	N.M.

NETHERLANDS - OVER / UNDER PERFORMANCE OF FAIR VALUE ITEMS

			amounts in millions
		EUR
		Third quarter
		2007	2006	%
Over / (under) performance of fair value items by line of business
Life and protection		—	14	N.M.
Pensions and asset management		(27)	9	N.M.

Total over / (under) performance of fair value items		(27)	23	N.M.

EXPLANATION

Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships, convertible bonds and structured products. Underlying operating earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets. Based on current holdings and asset class returns, the long-term expected return on an annual basis is 8-10%, depending on the asset class, including cash income and market value changes. The expected earnings from these assets classes are net of DPAC where applicable.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying operating earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying operating earnings.

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SALES

SALES				amounts in millions
	EUR			EUR
	Third quarter			First nine months
	2007	2006	%	2007	2006	%
New life sales	847	756	12	2,474	2,179	14
Gross deposits (on and off balance)	12,056	7,896	53	34,934	26,997	29

New life sales
Life single premiums	3,794	3,683	3	10,967	8,485	29
Life recurring premiums annualized	467	388	20	1,377	1,331	3

Total recurring plus 1/10 single	847	756	12	2,474	2,179	14

Life	357	255	40	972	826	18
Saving products	0	1	N.M.	1	1	0
Pensions	396	359	10	1,221	1,049	16
BOLI/COLI	29	91	(68)	87	120	(28)
Reinsurance	65	50	30	193	183	5

Total recurring plus 1/10 single	847	756	12	2,474	2,179	14

New premium production accident and health insurance	166	186	(11)	502	599	(16)
New premium production general insurance	12	11	9	37	42	(12)

Gross deposits (on and off balance)
Fixed annuities	363	323	12	712	862	(17)
Variable annuities	679	647	5	2,103	2,084	1
Saving products	647	528	23	1,944	1,898	2
Retail mutual funds	512	524	(2)	1,650	1,789	(8)
Pensions and asset management	2,861	2,195	30	8,946	8,014	12
Institutional guaranteed products	6,992	3,678	90	19,577	12,347	59
Reinsurance	2	1	100	2	3	(33)

Total gross deposits	12,056	7,896	53	34,934	26,997	29

Net deposits (on balance)
Fixed annuities	(979)	(1,370)	29	(3,629)	(3,979)	9
Variable annuities	(123)	(8)	N.M.	(439)	(116)	N.M.
Pensions and asset management	279	(5)	N.M.	614	133	N.M.
Institutional guaranteed products	522	(50)	N.M.	2,260	649	N.M.
Saving deposits	22	(75)	N.M.	137	(96)	N.M.
Reinsurance	0	(47)	N.M.	0	(100)	N.M.

Total net deposits	(279)	(1,555)	82	(1,057)	(3,509)	70

EMPLOYEE NUMBERS
EMPLOYEE NUMBERS				At Sept. 30 2007	At Dec. 31 2006
Number of employees				30,125	28,726

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VALUE OF NEW BUSINESS

VALUE OF NEW BUSINESS AND IRR

			amounts in EUR millions, after-tax
		VNB EUR	VNB EUR		IRR %	IRR 5) %
		Third quarter			Third quarter
	Notes	2007	2006	%	2007	2006
Americas		109	70	56	13.7	12.4
The Netherlands		11	13	(15)	9.8	9.4
United Kingdom		58	45	29	12.8	11.9
China	7	1	0	N.M.	29.4	17.8
Taiwan		22	8	175	13.9	19.9

Asia		24	8	200	14.7	19.9
Czech Republic		0	0	N.M.	14.9	19.0
Hungary		10	5	100	>50	49.1
Poland		9	2	N.M.	>50	>50
Slovakia		1	4	(75)	47.3	11.5

Central and Eastern Europe		20	11	82	49.6	40.4
France	8	2	1	100	10.3	9.3
Spain	9	12	7	71	40.8	20.4

Other European Countries		13	8	63	37.1	18.8

Total		235	156	51	17.8	14.8

MODELED NEW BUSINESS, APE10) AND DEPOSITS

			amounts in EUR millions
		Premium business APE			Deposit business Deposits
		Third quarter			Third quarter
	Notes	2007	2006		2007	2006
Americas		335	374		10,569	4,548
The Netherlands		78	48		0	0
United Kingdom		441	374		0	0
China	7	3	2		0	0
Taiwan		50	21		1	0

Asia		53	23		1	0
Czech Republic		1	0		0	0
Hungary		7	5		6	5
Poland		27	11		1	0
Slovakia		1	0		0	11

Central and Eastern Europe		35	16		7	16
France	8	19	19		0	0
Spain	9	30	18		1	0

Other European Countries		49	37		1	0

Total		991	873		10,578	4,565

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VNB/PVNBP SUMMARY
							amounts in EUR millions

		Premium business				Deposit business
		VNB	PVNBP11)	VNB/ PVNBP	VNB/ APE	VNB	PVNBP11)	VNB/ PVNBP	VNB/ Deposits
	Notes	Third quarter 2007				Third quarter 2007
				%	%			%	%
Americas		57	1,832	3.1	17.1	52	11,401	0.5	0.5
The Netherlands		11	742	1.4	13.6	0	0	—	—
United Kingdom		58	3,375	1.7	13.2	0	0	—	—
China	7	1	22	5.3	38.5	0	0	—	—
Taiwan		22	421	5.2	44.2	1	5	10.5	57.5

Asia		23	443	5.2	43.9	1	5	10.5	57.5
Czech Republic		0	3	3.8	21.3	0	6	1.4	18.8
Hungary		7	52	12.9	91.4	3	77	4.1	50.3
Poland		9	212	4.4	34.9	0	12	1.7	25.3
Slovakia		0	5	9.7	62.4	0	5	6.2	(88.4)

Central and Eastern Europe		16	271	6.1	47.0	4	99	3.7	52.5
France	8	2	241	0.7	8.3	0	0	—	—
Spain	9	12	194	5.9	38.6	0	1	3.0	3.0

Other European Countries		13	436	3.0	26.7	0	1	3.0	3.0

Total		179	7,099	2.5	18.0	56	11,507	0.5	0.5

Notes:

Please note that throughout this report, where applicable, 2006 information has been adjusted for comparison purposes to reflect the change in accounting principles and for the change in definition of operating earnings to include our share in the net results of associates.

1)	Certain assets held by AEGON Americas and AEGON The Netherlands are carried at fair value, and managed on a total return basis, with no offsetting changes in the valuation of related liabilities. These include assets such as hedge funds, private equities, real estate limited partnerships and convertible bonds. Underlying operating earnings exclude any over- or underperformance compared to management’s long-term expected return on these assets.

In addition, certain products offered by AEGON Americas contain guarantees and are reported on a fair value basis, including the segregated funds offered by AEGON Canada and the total return annuity products of AEGON USA. The earnings on these products are impacted by movements in equity markets and risk free interest rates. Short-term developments in the financial markets may therefore cause volatility in earnings. Included in underlying operating earnings is a long-term expected return on these products and any over- or underperformance compared to management’s expected return is excluded from underlying operating earnings. Underlying operating earnings for 2006 are based on pro forma operating earnings.

2)	Net income refers to net income attributable to equity holders of AEGON N.V.

3)	New life sales is defined as new recurring premiums + 1/10 of single premiums.

4)	Total deposits on and off balance sheet.

5)	Internal rate of return for 2006 is on a year-to-date basis.

6)	2006 information has been adjusted for comparison purposes to reflect the change in accounting principles and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates.
Pro forma figures are presented after the change in the accounting principles and after change in definition to include our share in the net results of associates and exclude the effect of any movements in the fair value of guarantees, as would have been the case had AEGON The Netherlands’ hedge program been in place for 2006.

7)	Includes AEGON CNOOC joint venture (50%).

8)	Includes La Mondiale Partnership (35%).

9)	Includes Spain which includes 50% of CAM, 50% of Caja Navarra and 50% of Caja de Badajoz.

10)	APE = recurring premium + 1/10 single premium.

11)	Present Value New Business Premium.

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APPENDIX I FINANCIAL INFORMATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	amounts in millions

	At Sept. 30 2007 EUR	At Dec. 31 2006 *) EUR	%
Investments general account	139,269	136,131	2
Investments for account of policyholders	139,606	135,537	3
Investments in associates	461	478	(4)
Deferred expenses and rebates	11,615	11,458	1
Other assets and receivables	17,755	18,065	(2)
Cash and cash equivalents	8,938	13,144	(32)

Total assets	317,644	314,813	1

Shareholders’ equity	16,260	18,605	(13)
Other equity instruments	4,791	4,032	19
Minority interest	14	16	(13)

Group equity	21,065	22,653	(7)

Insurance contracts general account	88,155	89,194	(1)
Insurance contracts for account of policyholders	73,157	72,143	1
Investment contracts general account	38,021	36,618	4
Investment contracts for account of policyholders	66,486	64,097	4
Other liabilities	30,760	30,108	2

Total equity and liabilities	317,644	314,813	1

CAPITAL BASE

	At Sept. 30 2007 EUR	At Dec. 31 2006 *) EUR	%
Group equity	21,065	22,653	(7)
Trust pass-through securities	146	123	19
Subordinated borrowings	34	34	0
Senior debt related to insurance activities	1,335	1,473	(9)

Total capital base	22,580	24,283	(7)

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

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CONDENSED CONSOLIDATED INCOME STATEMENT

					amounts in millions

		EUR			EUR
		Third quarter			First nine months
	Notes	2007	2006 *)%		2007	2006 *)%
Premium income		6,573	6,587	(0)	20,222	18,021	12
Investment income		2,648	2,587	2	7,824	7,809	0
Fee and commission income		468	392	19	1,405	1,184	19
Other revenues		7	(7)	N.M.	12	3	N.M.

Total revenues		9,696	9,559	1	29,463	27,017	9
Income from reinsurance ceded		350	395	(11)	1,191	1,171	2
Net fair value and foreign exchange gains		(546)	131	N.M.	(206)	640	N.M.
Net gains on investments		383	2,562	(85)	5,893	5,197	13
Other income		0	0	N.M.	212	10	N.M.

Total income		9,883	12,647	(22)	36,553	34,035	7

Benefits and expenses	1	10,726	13,069	(18)	33,507	29,293	14
Net fair value and foreign exchange losses		(484)	(14)	N.M.	147	111	32
Net losses on investments and impairment charges		(1,151)	(1,046)	(10)	103	1,289	(92)
Interest charges and related fees		118	132	(11)	325	333	(2)
Other charges		0	0	N.M.	181	1	N.M.

Total charges		9,209	12,141	(24)	34,263	31,027	10

Share in net results of associates		8	6	33	25	19	32

Income before tax		682	512	33	2,315	3,027	(24)
Income tax		(141)	(145)	(3)	(412)	(738)	(44)

Net income attributable to equity holders of AEGON N.V.		541	367	47	1,903	2,289	(17)

Net income per common share
Basic earnings per share		0.31	0.21	48	1.07	1.34	(20)
Diluted earnings per share		0.31	0.20	55	1.07	1.33	(20)

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
		amounts in millions

	At Sept. 30 2007 EUR	At Sept. 30 2006 *) EUR	At Dec. 31 2006 *) EUR
Shareholders’ equity at January 1 - as reported		19,276	19,276
Effect of change in accounting principles
(net of income tax of EUR 236)		(561)	(561)

Shareholders’ equity at January 1 - adjusted	18,605	18,715	18,715

Net income	1,903	2,289	3,169
Movements in foreign currency translations reserve	(904)	(838)	(1,325)
Movements in revaluation reserves	(1,571)	(929)	(996)

Total recognized net income for the period	(572)	522	848

Dividends paid on ordinary shares	(688)	(391)	(391)
Preferred dividend	(85)	(80)	(80)
Repurchased and sold own shares	(666)	(96)	(262)
Coupons on perpetuals (net of tax)	(124)	(104)	(143)
Other changes	(210)	(52)	(82)

Shareholders’ equity at end of period	16,260	18,514	18,605

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

28 of 40

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

			amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2007	2006 *)%		2007	2006 *)
Cash flow from operating activities
Income before tax	682	512	33	2,315	3,027
Adjustments of non-cash items	(681)	(3,357)	80	(3,839)	(3,313)
Changes in accruals not reflected in income	1,606	5,646	(72)	13,126	7,859
Cash flow movements on operating items not reflected in income	(6,652)	(8)	N.M.	(14,243)	(3,865)
Other	(146)	(1,609)	91	(282)	(1,554)

	(5,191)	1,184	N.M.	(2,923)	2,154
Cash flow from investing activities
Purchase and disposal of intangible assets	(3)	(3)	0	(6)	(6)
Purchase and disposal of equipment	(1)	(11)	91	(20)	(25)
Purchase, disposal and dividends of subsidiaries and associates	63	(10)	N.M.	(1,660)	(151)

	59	(24)	N.M.	(1,686)	(182)
Cash flow from financing activities
Issuance and purchase of share capital	(383)	0	N.M.	(665)	(96)
Dividends paid	(333)	(208)	(60)	(773)	(471)
Issuance, repayment and coupuons of perpetuals	688	181	N.M.	577	490
Issuance, repayment and finance interest on borrowings	(235)	(500)	53	1,085	(766)

	(263)	(527)	50	224	(843)
Net increase/ (decrease) in cash and cash equivalents	(5,395)	633	N.M.	(4,385)	1,129

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

AMOUNTS PER COMMON SHARE
		Third quarter			First nine months
	Notes	2007	2006 *)%		2007	2006 *)%
Net income in EUR	2	0.31	0.21	48	1.07	1.34	(20)
Net income fully diluted in EUR	2	0.31	0.20	55	1.07	1.33	(20)
Net income in USD		0.43	0.28	54	1.44	1.67	(14)
Net income fully diluted in USD		0.43	0.27	59	1.44	1.66	(13)
Net operating earnings in EUR	2	0.30	0.29	3	0.86	0.79	9
Net operating earnings fully diluted in EUR	2	0.30	0.29	3	0.86	0.79	9
Net operating earnings in USD		0.42	0.36	17	1.16	0.98	18
Net operating earnings fully diluted in USD		0.42	0.36	17	1.16	0.98	18

					At Sept. 30 2007	At Dec. 31 2006 *)
Shareholders’ equity in EUR	3				9.12	10.42	(12)
Shareholders’ equity in USD	3				12.93	13.72	(6)

29 of 40

NET INCOME PER COMMON SHARE CALCULATION
	amounts in millions (except per share data)

	EUR			EUR
	Third quarter			First nine months
	2007	2006 *)%		2007	2006 *)%
Net income	541	367	47	1,903	2,289	(17)
Preferred dividend	0	0	N.M.	(85)	(80)	(6)
Coupons on perpetuals	(41)	(41)	0	(124)	(104)	(19)

Net income attributable to ordinary shareholders	500	326	53	1,694	2,105	(20)

Weighted average number of ordinary shares outstanding	1,576	1,577	(0)	1,576	1,577	(0)
Net income per share	0.31	0.21	48	1.07	1.34	(20)

Quarterly net income per share
first quarter	0.42	0.66	(36)	0.42	0.66
second quarter	0.34	0.47	(28)	0.76	1.13
third quarter	0.31	0.21	48	1.07	1.34
fourth quarter		0.53			1.87

*)	As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

SEGMENT REPORTING
				amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2007	2006 *)%		2007	2006 *)%
Operating earnings before tax geographically
Americas	517	459	13	1,596	1,577	1
The Netherlands	80	(274)	N.M.	287	1,043	(72)
United Kingdom	67	57	18	204	166	23
Other countries	55	16	N.M.	120	35	N.M.
Holding and other activities	(45)	(54)	(17)	(149)	(192)	(22)
Eliminations	(1)	(4)	75	(2)	(11)	82

Total operating earnings before tax	673	200	N.M.	2,056	2,618	(21)

Revenues geographically
Americas	4,038	4,382	(8)	11,830	12,174	(3)
The Netherlands	1,478	1,296	14	4,999	4,757	5
United Kingdom	3,473	3,402	2	10,548	8,583	23
Other countries	712	478	49	2,057	1,473	40
Holding and other activities	45	28	61	156	106	47
Eliminations	(50)	(27)	(85)	(127)	(76)	(67)

Total revenues	9,696	9,559	1	29,463	27,017	9

Revenues
Life insurance gross premiums	5,934	5,931	0	18,130	15,857	14
Accident and health insurance	515	535	(4)	1,647	1,723	(4)
General insurance	124	121	2	445	441	1

Total gross premiums	6,573	6,587	(0)	20,222	18,021	12
Investment income	2,648	2,587	2	7,824	7,809	0
Fee and commission income	468	392	19	1,405	1,184	19
Other revenues	7	(7)	N.M.	12	3	N.M.

Total revenues	9,696	9,559	1	29,463	27,017	9

*)	As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

30 of 40

INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At September 30, 2007	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,752	49	Shares	1,941	4,218	70	198	59	6,486
98,693	3,740	Bonds	69,605	18,409	5,368	4,037	17	97,436
18,578	5	Loans	13,102	9,168	8	540	0	22,818
13,666	0	Other financial assets	9,638	42	0	88	0	9,768
746	0	Investments in real estate	526	1,931	0	0	0	2,457
215	0	Real estate held for own use	152	102	0	36	14	304

134,650	3,794	Investments general account	94,964	33,870	5,446	4,899	90	139,269
0	23,806	Shares	0	9,905	34,164	183	(20)	44,232
0	13,200	Bonds	0	11,021	18,944	269	0	30,234
69,876	2,291	Separate accounts and investment funds	49,282	0	3,286	2,044	0	54,612
0	4,302	Other financial assets	0	1,064	6,175	96	0	7,335
0	2,118	Investments in real estate	0	0	3,040	0	0	3,040
0	107	Real estate held for own use	0	0	153	0	0	153

69,876	45,824	Investments for account of policyholders	49,282	21,990	65,762	2,592	(20)	139,606
204,526	49,618	Investments on balance sheet	144,246	55,860	71,208	7,491	70	278,875
106,191	2,673	Off balance sheet investments third parties	74,893	13,532	3,837	3,289	0	95,551

310,717	52,291	Total revenue generating investments	219,139	69,392	75,045	10,780	70	374,426

		Investments
105,303	3,743	Available-for-sale	74,267	20,849	5,371	2,452	92	103,031
18,578	5	Loans	13,102	9,168	8	540	0	22,818
0	0	Held-to-maturity	0	0	0	1,827	0	1,827
79,684	43,645	Financial assets at fair value through profit or loss	56,199	23,810	62,636	2,636	(36)	145,245
746	2,118	Investments in real estate	526	1,931	3,040	0	0	5,497
215	107	Real estate held for own use	152	102	153	36	14	457

204,526	49,618	Total investments on balance sheet	144,246	55,860	71,208	7,491	70	278,875

INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At September 30, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,552	46	Shares	2,016	5,115	67	136	(21)	7,313
101,330	2,857	Bonds	80,039	16,187	4,216	3,402	22	103,866
16,983	0	Loans	13,415	7,237	0	324	0	20,976
8,173	0	Other financial assets	6,456	41	0	56	0	6,553
470	0	Investments in real estate	371	1,727	0	1	0	2,099
212	0	Real estate held for own use	167	134	0	34	15	350

129,720	2,903	Investments general account	102,464	30,441	4,283	3,953	16	141,157
0	22,221	Shares	0	9,374	32,789	133	(41)	42,255
0	14,200	Bonds	0	9,422	20,953	146	0	30,521
60,474	731	Separate accounts and investment funds	47,768	0	1,079	1,038	0	49,885
0	3,387	Other financial assets	0	1,760	4,998	24	0	6,782
0	1,285	Investments in real estate	0	0	1,896	0	0	1,896
0	96	Real estate held for own use	0	0	142	0	0	142

60,474	41,920	Investments for account of policyholders	47,768	20,556	61,857	1,341	(41)	131,481
190,194	44,823	Investments on balance sheet	150,232	50,997	66,140	5,294	(25)	272,638
87,411	2,126	Off balance sheet investments third parties	69,045	13,814	3,137	1,712	0	87,708

277,605	46,949	Total revenue generating investments	219,277	64,811	69,277	7,006	(25)	360,346

		Investments
102,688	2,841	Available-for-sale	81,112	19,221	4,192	2,207	18	106,750
16,983	0	Loans	13,415	7,237	0	324	0	20,976
0	0	Held-to-maturity	0	0	0	1,326	0	1,326
69,841	40,601	Financial assets at fair value through profit or loss	55,167	22,678	59,910	1,402	(58)	139,099
470	1,285	Investments in real estate	371	1,727	1,896	1	0	3,995
212	96	Real estate held for own use	167	134	142	34	15	492

190,194	44,823	Total investments on balance sheet	150,232	50,997	66,140	5,294	(25)	272,638

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INVESTMENTS GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP	At December 31, 2006	Americas	The Netherlands	United Kingdom	Other countries	Holdings, other activities & eliminations	Total EUR
		Investments
2,812	49	Shares	2,135	5,451	73	106	(20)	7,745
98,210	2,911	Bonds	74,571	14,811	4,335	3,815	22	97,554
17,324	0	Loans	13,154	7,112	0	339	0	20,605
9,975	0	Other financial assets	7,574	42	0	55	0	7,671
493	0	Investments in real estate	374	1,869	0	0	0	2,243
217	0	Real estate held for own use	165	97	0	37	14	313

129,031	2,960	Investments general account	97,973	29,382	4,408	4,352	16	136,131
0	23,083	Shares	0	10,208	34,376	152	(20)	44,716
0	13,928	Bonds	0	9,451	20,742	181	0	30,374
63,462	1,608	Separate accounts and investment funds	48,187	0	2,395	1,292	0	51,874
0	3,364	Other financial assets	0	1,066	5,009	21	0	6,096
0	1,563	Investments in real estate	0	0	2,327	0	0	2,327
0	101	Real estate held for own use	0	0	150	0	0	150

63,462	43,647	Investments for account of policyholders	48,187	20,725	64,999	1,646	(20)	135,537
192,493	46,607	Investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668
94,606	2,216	Off balance sheet investments third parties	71,835	13,863	3,301	1,984	0	90,983

287,099	48,823	Total revenue generating investments	217,995	63,970	72,708	7,982	(4)	362,651

		Investments
101,401	2,897	Available-for-sale	76,994	18,174	4,315	2,394	18	101,895
17,324	0	Loans	13,154	7,112	0	339	0	20,605
0	0	Held-to-maturity	0	0	0	1,527	0	1,527
73,058	42,046	Financial assets at fair value through profit or loss	55,473	22,855	62,615	1,701	(36)	142,608
493	1,563	Investments in real estate	374	1,869	2,327	0	0	4,570
217	101	Real estate held for own use	165	97	150	37	14	463

192,493	46,607	Total investments on balance sheet	146,160	50,107	69,407	5,998	(4)	271,668

 LOGO
32 of 40

AEGON N.V. - CONSOLIDATED
amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2007	2006*)%		2007	2006*)%
Operating earnings before tax	673	200	N.M.	2,056	2,618	(21)
Gains/(losses) on investments	61	296	(79)	254	409	(38)
Impairment charges	(62)	(23)	(170)	(59)	(48)	(23)
Other income/(charges)	10	39	(74)	64	48	33

Income before tax	682	512	33	2,315	3,027	(24)
Income tax	(141)	(145)	(3)	(412)	(738)	(44)

Net income	541	367	47	1,903	2,289	(17)

AMERICAS

amounts in millions

	USD			USD
	Third quarter			First nine months
	2007	2006	%	2007	2006	%
Operating earnings before tax	712	590	21	2,146	1,965	9
Gains/(losses) on investments	23	9	156	204	(110)	N.M.
Impairment charges	(49)	(16)	N.M.	(44)	(42)	(5)

Income before tax	686	583	18	2,306	1,813	27
Income tax	(253)	(139)	82	(719)	(485)	48

Net income	433	444	(2)	1,587	1,328	20

THE NETHERLANDS

amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2007	2006*)%		2007	2006*)%
Operating earnings before tax	80	(274)	N.M.	287	1,043	(72)
Gains/(losses) on investments	0	234	N.M.	122	419	(71)
Impairment charges	(23)	(9)	(156)	(24)	(13)	(85)
Other income/(charges)	(1)	0	N.M.	30	0	N.M.

Income before tax	56	(49)	N.M.	415	1,449	(71)
Income tax	61	19	N.M.	96	(314)	N.M.

Net income	117	(30)	N.M.	511	1,135	(55)

UNITED KINGDOM

amounts in millions

	GBP			GBP
	Third quarter			First nine months
	2007	2006	%	2007	2006	%
Operating earnings before tax	46	39	18	138	114	21
Gains/(losses) on investments	(1)	8	N.M.	(6)	6	N.M.
Impairment charges	(1)	0	N.M.	(1)	(1)	0
Other income/(charges)	8	26	(69)	23	37	(38)

Income before tax	52	73	(29)	154	156	(1)
Income tax	(14)	(38)	(63)	(15)	(46)	(67)

Net income	38	35	9	139	110	26

OTHER COUNTRIES

amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2007	2006*)%		2007	2006*)%
Operating earnings before tax	55	16	N.M.	120	35	N.M.
Gains/(losses) on investments	8	0	N.M.	13	15	(13)
Other income/(charges)	(1)	0	N.M.	(1)	(1)	0

Income before tax	62	16	N.M.	132	49	169
Income tax	(16)	(5)	N.M.	(51)	(14)	N.M.

Net income	46	11	N.M.	81	35	131

*)	As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

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ASSETS AND CAPITAL GEOGRAPHICALLY

amounts in million EUR (unless otherwise stated)

Americas USD	United Kingdom GBP		Americas	The Netherlands	United Kingdom	Other countries	Total EUR
		At September 30, 2007
230,189	54,270	Assets business units	162,345	66,366	77,885	8,911	315,507
		Other assets					2,137

		Total assets on balance sheet					317,644
19,662	2,138	Capital in units	13,867	4,107	3,069	1,432	22,475
		Total capital base					22,580
		Other net liabilities					(105)

		Total					22,475

		At December 31, 2006 *)
222,624	50,975	Assets business units	169,039	59,229	75,912	7,554	311,734
		Other assets					3,079

		Total assets on balance sheet					314,813
19,776	2,285	Capital in units	15,016	4,235	3,403	1,336	23,990
		Total capital base					24,283
		Other net liabilities					(293)

		Total					23,990

*)	As adjusted for the retrospective application of the accounting change (see other explanatory notes)

RECONCILIATION NON-GAAP MEASURES TO INCOME BEFORE TAX
amounts in millions

	EUR			EUR
	Third quarter			First nine months
	2007	2006*)%		2007	2006*)%
Net operating earnings	509	193	164	1,563	1,919	(19)
Income tax on operating earnings	164	7	N.M.	493	699	(29)
Operating earnings before tax	673	200	N.M.	2,056	2,618	(21)
Net gains on investments	23	41	(44)	304	696	(56)
Other income	0	0	N.M.	212	10	N.M.
Net losses on investments	38	255	(85)	(50)	(287)	83
Impairment charges	(62)	(23)	(170)	(59)	(48)	(23)
Other charges	(1)	0	N.M.	(182)	(1)	N.M.
Policyholder tax	11	39	(72)	34	39	(13)

Income before tax	682	512	33	2,315	3,027	(24)

*)	As adjusted for the retrospective application of the accounting change and, where applicable, for the change in definition of operating earnings to include our share in the net results of associates (see other explanatory notes)

Currencies

Income statement items: average rate 1 EUR = USD 1.3447 (2006: USD 1.2460).

Income statement items: average rate 1 EUR = GBP 0.6758 (2006: GBP 0.6853).

Balance sheet items: closing rate 1 EUR = USD 1.4179 (2006: USD 1.2660; year-end 2006: USD 1.3170).

Balance sheet items: closing rate 1 EUR = GBP 0.6968 (2006: GBP 0.6777; year-end 2006: GBP 0.6715).

Notes:

1)	For the first nine months, includes commissions and expenses for EUR 4,501 million (2006: EUR 4,416 million).

2)	After deduction of preferred dividend and coupons on perpetuals.

3)	Shareholders’ equity per share is calculated after deduction of the preferred share capital of EUR 2.1 billion (at Dec. 31, 2006: EUR 2.1 billion) and considering the number of treasury shares. The number of common shares used in the calculation of shareholders’ equity per share is 1,551 million (at Dec. 31, 2006: 1,582 million).

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OTHER EXPLANATORY NOTES

The interim condensed consolidated financial statements included in Appendix I have been prepared in accordance with IAS 34 “Interim financial reporting”. It does not include all of the information required for full financial statements and should therefore be read together with the 2006 consolidated financial statements of AEGON N.V. as included in AEGON’s Annual Report over 2006.

Changes in accounting principles

On January 1, 2007 AEGON adopted SOP 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts, for insurance contracts issued in the United States and Canada. The impact on equity and earnings is not material.

In the second quarter of 2007, AEGON changed the accounting principles it uses to value minimum interest rate guarantees related to insurance products offered by AEGON The Netherlands, including group pension contracts and traditional products. Starting with the second quarter of 2007, AEGON The Netherlands valued the guarantees at fair value. Changes in the fair value are recognized in AEGON’s quarterly income statements. Prior to the second quarter of 2007 these guarantees were valued applying a corridor approach for the group pension contracts. Changes in the provision, if outside the corridor, were reflected in operating earnings. The guarantees embedded in traditional products were not valued explicitly, but were considered in the quarterly liability adequacy test.

The change in accounting for the guarantees will ensure AEGON’s financial statements better reflect the economic matching of its assets and liabilities. AEGON believes that this change in accounting principles will increase the transparency of its financial results and should enhance the ability of investors, analysts and other interested parties to judge the performance of its business. The change in accounting principles applies to AEGON The Netherlands only and does not impact other country units. AEGON has decided on this change following the issue of new guidance on the treatment of guarantees in the mandatory liability adequacy test. As is allowed under Dutch Accounting Principles, AEGON decided to adopt this guideline in its primary accounting for insurance liabilities.

The impact of the change in accounting principles, which AEGON has applied retrospectively on previously reported amounts, is shown in the table on page 36.

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IMPACT OF THE CHANGE IN ACCOUNTING POLICIES
amounts in millions (except per share data)

	EUR	EUR
	2006
	Third quarter	First nine months
Net income - based on previous accounting principles	679	1,973
Change in accounting principles	(312)	316

Net income – adjusted	367	2,289

Impact on net income and net income fully diluted per share, in EUR	(0.19)	0.21
Net income and net income fully diluted per share – adjusted, in EUR	0.21	1.34

		At Dec. 31 2006
Shareholders’ equity - based on previous accounting principles		19,137
Change in accounting principles		(532)

Shareholders’ equity – adjusted		18,605

Changes in accounting estimates

Starting with the second quarter of 2007 AEGON refined its method of calculating the fair value of the guarantees included in its unit-linked products in order to align these calculations with the calculations currently used for the group pension contracts and traditional products. This change in accounting estimate has been applied prospectively. The cumulative impact on net income recognized in the second quarter of 2007 amounts to EUR 135 million negative and is reported as part of Other income/(charges).

All other accounting policies and methods of computation applied in the interim financial statements are the same as those applied in the 2006 consolidated financial statements, which were prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by the European Union. For AEGON this is equal to IFRS as published by the International Accounting Standards Board.

Impairment losses in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost recognized in previous interim periods are not reversed.

The published figures in these interim financial statements are unaudited.

Segment reporting

AEGON’s primary format for segment reporting is by geographical area, which is consistent with the Group’s management and internal reporting structure. The following segments have been established: Americas, the Netherlands, the United Kingdom, Other countries, and Holdings and other activities. The operating earnings before tax for each geographical segment are specified by line of business. In the second quarter of 2007, AEGON changed its definition of operating earnings to now include its share of net results from associates. AEGON will include the differences between movements in the fair value of guarantees and related derivatives

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in its gains and losses on investments. Prior year comparative amounts have been adjusted to conform to the new definition.

As of 2007, AEGON reports its operating earnings using a new line of business format (LOB). Until January 1, 2007, AEGON’s segment reporting was based on product characteristics, such as traditional life and fixed annuities. The new LOB reporting format will more closely align with the way AEGON’s businesses are managed within the geographical areas, and at the same time, highlight the performance of the key product groups: pensions, life insurance and investment products.

The following lines have been established:

•	Life and protection, which includes products with mortality, morbidity and longevity risks.

•	Individual savings and retirement products, which includes products with no or insignificant longevity risk, primarily fixed and variable annuity products sold by AEGON Americas.

•

Pensions and asset management, which includes both individual and group pension business and 401(k) and similar products, typically sponsored by or obtained through an employer. It comprises products in the accumulation phase as well as in the pay-out phase. In addition, asset management services provided to third parties are included in this line.

•

Institutional products, which includes earnings from spread-based products like Guaranteed Investment Contracts (GICs) and funding agreements sold by AEGON Americas which are marketed to institutional clients such as pension funds, retirement plans, college savings plans, money market funds. This line also includes synthetic GIC products and bank- or corporate-owned life insurance (BOLI/COLI).

•	Reinsurance, which includes earnings on reinsurance business assumed from direct writers.

•	Distribution, which includes commissions earned by independent financial advisors.

•	General insurance, which includes mainly automotive insurance, liability insurance, household insurance and fire protection.

•	Other is used to report any items which cannot be directly allocated to a specific line of business.

•	Interest charges and other includes funding interest expenses and holding expenses. No changes have been made to what was previously reported in this line.

A glossary on the new lines of business is included in a press release issued on April 26, 2007.

Capital and funding

The report of AEGON N.V., provided on page 22, includes information on issuances, repurchases and repayments of debt and equity securities effectuated in this interim reporting period.

Business combinations

On March 9, 2007, AEGON acquired Clark, Inc. (Clark) through its subsidiary AUSA Holding Company. Clark is a public company specializing in the sale of corporate-owned life insurance (COLI) and bank-owned life insurance (BOLI) and other benefit programs. BOLI/COLI life insurance is marketed to institutional clients to fund their long-term employee benefit liabilities, such as post retirement medical plans and executive compensation plans. AEGON USA and Clark have been strategic partners for many years and AEGON was Clark’s largest corporate shareholder with a 13% stock ownership prior to the purchase.

The aggregate purchase price was EUR 267 million, consisting of EUR 210 million cash consideration, EUR 36 million of Clark debt assumed by AEGON, the EUR 21 million cost basis of Clark common shares already owned by AEGON and transaction costs. As provided for in the purchase agreement a management group bought certain of Clark’s other business units, not considered core to AEGON, for EUR 42 million. In recording the opening balance sheet of Clark in the consolidated financial statements an intangible asset was

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established for the present value of future commission receivables in the amount of EUR 375 million (includes EUR 178 million related to securitized receivables backing debt). Including this intangible asset, the net asset value of Clark at the acquisition date amounted to EUR 208 million. Clark’s contribution to AEGON earnings in the first half of 2007 is not material.

On June 28, 2007 AEGON completed its acquisition of OPTAS N.V. (“OPTAS”), following approval from the Dutch regulatory authorities. OPTAS is a life insurance company specializing in employee benefit products and services in the Netherlands. OPTAS, the successor of Stichting Pensioenfonds voor de Vervoer- en Havenbedrijven (a pension fund for companies in the transport and port industries), is a 100% - subsidiary of AEGON The Netherlands. At the end of 2006, OPTAS had over 60,000 policyholders and reported total gross written premiums of EUR 86 million. Total assets at the acquisition date amounted to EUR 4.7 billion. The acquired net assets amounted to EUR 1.7 billion, EUR 212 million higher than the acquisition price of EUR 1.5 billion resulting in a one-time gain at acquisition that is reported as part of Other income. As per year-end 2006, EUR 0.7 billion of the equity of OPTAS is legally restricted.

AEGON and Merrill Lynch will form a strategic business relationship in the areas of insurance and investment products in the USA. As part of this relationship, AEGON has signed an agreement to acquire Merrill Lynch Life Insurance Company and ML Life Insurance Company of New York for USD 1.3 billion in cash. The purchase price includes excess surplus of approximately USD 425 million. The transaction is expected to close before the end of the fourth quarter of 2007, subject to customary regulatory approvals and closing conditions. This acquisition is in line with AEGON’s strategy to develop alliances with strong distribution partners. This new relationship will place AEGON in a position of strength in the sales of variable annuities within the wirehouse distribution channel.

Commitments and contingencies

There have been no material changes in contingent assets and liabilities reported in the 2006 consolidated financial statements of AEGON.

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DISCLAIMERS

Cautionary note regarding non-GAAP measures

This press release includes certain non-GAAP financial measures: 2006 (net) pro-forma operating earnings, net operating earnings, operating earnings before tax, (net) underlying operating earnings and value of new business. The reconciliation of net operating earnings and operating earnings before tax to the most comparable IFRS measures is provided on page 34. A reconciliation of (net) underlying operating earnings to operating earnings before tax is provided on page 23.

Value of new business is not based on IFRS, which are used to report AEGON’s quarterly statements and should not be viewed as a substitute for IFRS financial measures.

AEGON believes that these non-GAAP measures, together with the IFRS information, provide a meaningful measure for the investment community to evaluate AEGON’s business relative to the businesses of our peers.

Local currencies and constant currency exchange rates

This press release contains certain information about our results and financial condition in USD for the Americas, GBP for the United Kingdom, HUF for Hungary and NTD for Taiwan because those businesses operate and are managed primarily in those currencies. Certain comparative information presented on a constant currency basis eliminates the effects of changes in currency exchange rates. None of this information is a substitute for or superior to financial information about us presented in EUR, which is the currency of our primary financial statements.

Forward looking statements

The statements contained in this press release that are not historical facts may be forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as ‘believe’, ‘estimate’, ‘target’, ‘intend’, ‘may’, ‘expect’, ‘anticipate’, ‘predict’, ‘project’, ‘counting on’, ‘plan’, ‘continue’, ‘want’, ‘forecast’, ‘should’, ‘would’, ‘is confident’ and ‘will’ and similar expressions as they relate to us are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations, including, but not limited to, the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, including:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may affect the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low interest rate levels and rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, including the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives;

•	The impact on our reported financial results and financial condition as a result of our adoption of International Financial Reporting Standards.

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ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension companies, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

CONTACT INFORMATION

Group Corporate Affairs & Investor Relations

	The Hague, the Netherlands	Baltimore, the United States
Analysts & Investors	+31 (0)70 344 83 05	877 548 9668 (toll free –USA only) /+1 410 576 45 77

Media	+31 (0)70 344 83 44

E-mail	gca-ir@aegon.com	ir@aegonusa.com

Website	www.aegon.com

Media conference call

A media conference call on the third quarter 2007 results will be held this morning at 08.15 hrs CET. This conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

Analyst and investor conference call

An analyst and investor conference call on the third quarter 2007 results will be held today at 15.00 hrs CET (London 14.00 hrs, New York 09.00 hrs.)

The listen-only phone numbers for the conference call are as follows:

The Netherlands :	+31 20 796 5332
United Kingdom :	+44 208 515 2301
United States and Canada :	+1 303 262 2137

The conference call and Q&A session can be followed simultaneously via an audio webcast on AEGON’s website www.aegon.com.

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